Exhibit 21.1

Subsidiaries of Cellteck, Inc.

The following is a wholly-owned subsidiary of Cellteck, Inc.(1):

Eos Petro, Inc.(2)

The following is a wholly-owned subsidiary Eos Petro, Inc.:

Plethora Energy Inc.(2)

Eos Petro, Inc. owns 90% of the following subsidiary:

EOS Atlantic Oil & Gas Ltd.(3)

State / Province / Country of Organization:

(1)          Nevada

(2)          Delaware

(3)          Ghana